Exhibit 99.1

TeliaSonera: Addition to TeliaSonera's Nomination Committee

STOCKHOLM, Sweden--(BUSINESS WIRE)--Oct. 20, 2006--TeliaSonera's (OTC:TLSNF) (STO:TLSN) (HEX:TLS1V) Nomination Committee has decided to appoint Mr Christer Gardell as representative of Cevian Capital to be an ordinary member of the committee.

According to the instruction for TeliaSonera's nomination committee, the committee shall consist of five to seven ordinary members. Four members shall represent the four largest shareholders that are largest in terms of votes as of the date the notice to an annual general meeting is issued and are willing to participate in the nomination process. The chairman of the board shall also be a member of the committee. The committee may appoint two additional members.

At the annual general meeting 2006, the meeting decided to appoint Mr Jonas Iversen as representative of the Kingdom of Sweden, Mr Markku Tapio as representative of the Republic of Finland, Mr KG Lindvall as representative of Robur Fonder, Mr Lennart Ribohn as representative of SEB Fonder and Mr Tom von Weymarn in his capacity as chairman of the board, to be members of the Nomination Committee for the period up to and including the annual general meeting 2007.

Cevian Capital is now holding 71,698,500 shares in TeliaSonera, representing approximately 1.6 percent of the total amount of shares and votes in the company. Cevian Capital is thereby among the five largest shareholders in TeliaSonera. Cevian Capital has requested to be represented on TeliaSonera's Nomination Committee.

Due to Cevian Capital's large shareholding in TeliaSonera and expressed interest to actively participate in the work of the Nomination Committee, the Nomination Committee has on 20 October decided to appoint Mr Christer Gardell as representative of Cevian Capital to be a member of the committee for the period up to and including the annual general meeting 2007.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

http://wpy.observer.se/wpyfs/00/00/00/00/00/08/80/88/wkr0001.pdf

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CONTACT: TeliaSonera AB
Jonas Iversen, Chairman of the Nomination Committee
8 405 22 44
or
Press Office, (0)8-713 58 30